Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



                       INFORMATION ON THE RESULTS OF 2004


In 2004, Banco Itau Holding Financeira S.A presented significant results that evidenced the sustainability of our business.

See below the highlights of Itau for the year. The complete Financial Statements are issued in the Itau website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 3,776 million in 2004, with an annualized return of 27.0% on consolidated stockholders' equity.

2. Itau paid or accrued taxes and contributions for the year totaling R$ 4,051 million. In addition, R$ 5,349 million was withheld from clients, collected and paid.

3. Itau had 45,316 employees by the end of 2004, with an increase of 2.866 employees in relation to 2003, as a result of the new activities arising from the purchase of Orbitall (2,812) and Taii (606). The fixed remuneration of the personnel added to the charges and benefits totaled R$ 2,814 million, or R$ 66 thousand per employee, on average, during the year. The social benefits given to the employees and their dependents amounted to R$ 477 million. R$ 48 million was invested in the formation, training and development of employees.

4. Consolidated net equity of R$ 13,971 million increased 17.6% during the year, while the net regulatory capital reached R$ 19,806 million. The market capitalization of Itau reached R$ 44,092 million, the highest among banks in Latin America, an increase of 44.8 % during the year.

5. Itau shares closed the year with share price increases of 45.6% for preferred shares and 40.2% for common shares. The amount of interest on own capital distributed to the stockholders increased to R$ 1,372 million, at R$ 12.11 per share.

6. The efficiency rate reached 52.4%, calculated according to international criteria, a significant improvement compared to the 54.5% in 2003, which confirms Itau's effort in controlling costs and increasing income.

7. Consolidated assets totaled R$ 130,339 million, a 9.8% growth compared to the prior year. The loan portfolio totaled R$ 53,275 million, and we highlight the 69.3% increase in the micro and small business and middle market loan portfolio.

8. Total resources grew 15.0% as compared to the prior year, totaling R$ 211,238 million. The increase of 23.3% in investment funds must be pointed out.

9. Total technical provisions related to insurance, pension and capitalization reached R$ 11,023 million, a 43.4% growth compared to 2003. The premiums earned and pension and capitalization plans grew 13.9%.

10. Itau was chosen for the fifth consecutive time to comprise the Dow Jones Sustainability Index (DJSWI), currently being the only Latin-American Bank included in the index. The DJSWI is used as a reference by investors and managers in 14 countries that have resources invested in investment funds and individual portfolios all over the world. The companies that make part of the Index are recognized for their excellence in management and generation of stockholders' value, and represent a total market value of more than US$ 6.5 trillion.

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INFORMATION ON THE RESULTS OF 2004                                        page 2


11. A highlight for the period is the partnership of Itau with Companhia Brasileira de Distribuicao (CBD) to form a new financial institution, with 50% interest of each partner. It will work with exclusivity in the offer of products and financial services to CDB customers. Itau and Banco BMG signed a cooperation agreement with the objective of optimizing synergies between the institutions and increasing the focus on the individual segment. Also, an agreement with Banco Intercap S.A was signed to acquire a credit portfolio to finance vehicles for the individuals segment and for the acquisition of the credit distribution Company of Banco Intercap.

12. The bank increased its performance abroad with the inauguration of the first Itau agency in Tokyo, Japan. This agency is directed to the Brazilians resident or visiting Japan, whose mission is to facilitate business with Brazil.

13. In November 2004, Itau increased its interest in Credicard, becoming the leader among credit card issuers, increasing its market share to 20%. The use of the Credicard brand will be shared until 2008. Furthermore, this transaction will allow a significant opportunity for cross selling Itau's products and financial services to the more than 3.8 million Credicard customers. The investment in Orbitall, a credit card processing company, was increased from 33.33% to 100%.

14. In the social area, we highlight the activities of Fundacao Itau Social, including the new edition of the "Premio Escrevendo o Futuro" ("Writing the Future Award") involving more than 10 thousand schools and nearly 1 million students, the continuity of the "Programa Melhoria da Educacao do Municipio" ("Improvement of Municipal Education Program"), and the activities to form teachers and youngsters participating from the "Programa Jovens Urbanos" (Urban Youth Program). In 2004, R$ 19 million was invested in 15 projects, three partnerships and 89 supports to institutions whose social action is in line with the guidelines of the Foundation. Because of its projetcs and iniatives in the corporate social responsibility area, Itau was pointed out as one of the model companies in the Good Corporate Citizenship Guide of Exame Magazine in 2004.

15. Amongst the several activities of Instituto Itau Cultural, is the "Projeto Cronica na Sala de Aula" ("Chronicle in Classroom Project"), which was chosen to comprise the Good Corporate Citizenship Guide of Exame Magazine in 2004. During the year, investments of Itau Cultural totaled R$ 25 million.

16. Consistent with Itau's concern for the environment, Banco Itau and Banco Itau-BBA acceded to the Equator Principles. By adopting the Principles, banks assure that projects financed, above US$ 50 million, are socially responsible and reflect the best practices for environmental management.

17. With the objective of guiding its clients and the public in general about the proper use of the credit products, Itau launched a unique campaign about the Conscious Use of Credit. The campaign is planned to unfold into various aspects and aims at having a clarifying and educational role.

18. Again the Itau brand was considered the most valuable brand in Brazil, according to an appraisal made by the British consultants Interbrand, which evaluates the importance and strength of the brand in generating future results, taking into consideration the company's performance, relationship with the market, and capacity of acting in highly competitive scenarios. This study indicated a significant increase in the value of our brand, from US$ 1.093 million in 2003 to US$ 1,204 million in 2004. Another highlight is the recognition of Itau as most admired company in Brazil, according to Carta Capital Magazine. Itau was leader in retail banking, insurance company and private pension plan categories.

Our work resulted from skilled and motivated staff banking who are committed to make Itau even more concerned about the community the economic and social development of Brazil.

                          Sao Paulo, February 21, 2005

                              Olavo Egydio Setubal
                       Chairman of the Board of Directors


                                                  ALFREDO EGYDIO SETUBAL
                                               Investor Relations Director